January 28, 2020

William Yap
Chief Financial Officer
8i Enterprises Acquisition Corp.
6 Eu Tong Sen Street
#08-13 The Central
Singapore 059817

Richard Byworth
Chief Executive Officer
Diginex Limited
35/F Two International
Finance Street, Central
Hong Kong

       Re: Diginex Limited
           Amendment No. 2 to Registration Statement on Form F-4
           Filed January 21, 2020
           File No. 333-234147

Dear Mr. Yap:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2019 letter.

Amendment No. 2 to Form F-4 filed January 21, 2020

Comparative Per Share Information, page 27

1. You disclose in the first paragraph that the pro forma earnings information for the three
 William Yap
8i Enterprises Acquisition Corp.
January 28, 2020
Page 2
         months ended October 31, 2019 was computed as if the Business Combination had been completed on August 1, 2019. Please revise here and elsewhere as necessary to reflect pro forma earnings information assuming the transaction occurred at the beginning of the fiscal year presented, August 1, 2018 and carried forward through the interim period presented.
2. We note your revisions to comment 1. Please revise your tables to present cash dividends declared per share. Per review of the Diginex financial statements for the year ended
         March 31, 2019 an interim dividend of $20 million or $20.24 per ordinary share was paid.
3. Please revise your calculations of book value per share to compute amounts using the actual amount of shares issued and outstanding as of the end of the periods you are presenting instead of using the weighted average shares outstanding. The historical shares issued and outstanding for JFK should exclude the shares subject to possible redemption.
4. Please revise to calculate the exchange ratio based on the 20 million shares to be issued or tell us why you do not consider escrowed shares to be outstanding referencing the applicable accounting guidance.
5.       Please show us how you calculated the exchange ratio of 15.54
Singapore NewCo
         Ordinary Shares for each ordinary share of Diginex. Please note the denominator in the exchange ratio calculation should be the amount of shares outstanding for Diginex as of the end of the latest period you are computing the ratio. Please revise or advise.
Operating and Financial Review of Diginex
Six Months Ended September 30, 2019 . . .
Revenue, page 143

6. We note your disclosure that revenue from continuing operations decreased. Please revise to explain why you experienced such decline, and disclose whether such decline is expected to continue. Refer to Item I.5.A. of Form 20-F.
Operating and Financial Review of Diginex
Year Ended March 31, 2019 Compared to Year Ended December 31, 2018, page 147 FirstName LastNameWilliam Yap
Comapany Name8i Enterprises Acquisition header to the period ended March 31, 2018 as
7.    Please correct the time period in the Corp.
      opposed to December 31, 2018. This comment also applies to the header on page 158.
January 28, 2020 Page 2
FirstName LastName
 William Yap
FirstName LastNameWilliam Yap
8i Enterprises Acquisition Corp.
Comapany Name8i Enterprises Acquisition Corp.
January 28, 2020
Page 3
January 28, 2020 Page 3
FirstName LastName
Unaudited Pro Forma Combined Financial Information, page 174

8. We reviewed your revisions related to comment 3. Please revise your presentation on page 175 and the shares issued and outstanding on a pro forma basis on page 176 to include the 2 million shares to be held in escrow. Also revise the weighted average shares calculation on pages 178 and 180 to include the escrow shares or explain to us your basis citing relevant accounting guidance for excluding shares in escrow from shares issued and outstanding as requested in our comment above.
9. Please revise as necessary to ensure pro forma adjustments related to the pro forma combined statement of profit or loss are computed assuming the transaction was consummated at the beginning of the fiscal year presented and carried forward through the interim period presented. Pro forma adjustments related to the pro forma combined statement of financial position shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required.
         Please revise or clarify with regard to the following pro forma adjustments:

              Adjustment (13) on page 177 should assume the replacement of 4,200,000 options are issued on the balance sheet date October 31, 2019.
              Adjustment (2) on page 178 reflects an adjustment to eliminate direct costs related to the Business Combination. It appears as if these cost were already eliminated in adjustment (2) to the combined statement of profit or loss for the year ended July 31,
              2019.
              Adjustment (3) on page 178 assumes replacement of the 4,200,000 options as issued on August 1, 2019 as opposed to the beginning of the fiscal year August 1, 2018.
              This adjustment appears to have already been considered in the pro forma combined statement of profit or loss for the year ended July 31, 2019. Adjustment (3) on page 179 determines the accumulated cost of the options using
              accrued cost at June 30, 2019 and assumptions as in the binomial option pricing model for Diginex at March 31, 2019 to reflect the revised value of share options held by employees as if the shares had been issued August 1, 2018.
Note 5 Employee Benefit Expenses, page F-110

10. Please clarify how you will determine the amount of shares the employees are entitled to in the share-based payment award equivalent to the value of the accrued deferred salaries.
Note 18 Amounts Due From An Associate - DHPC, page F-119

11. Please disclose the method used to assess impairment of the $2 million loan made on July
         2019 to DHPC considering your history of previous impairments related to other loans and amounts due from DHPC and their current financial situation. In this regard, we note on page F-117 you impaired $3.9 million loan during the period based on an analysis of expected credit losses and impaired $5.7 million of working capital advances based on the high performance computing operations of DHPC being turned off. William Yap
8i Enterprises Acquisition Corp.
January 28, 2020
Page 4
Note 27 Non-Consolidated Statement of Financial Position and Reserve Movement of Diginex
Limited, page F-127

12. Please tell us the nature of the items included in the line item Prepayment, deposits and other receivables in the amount of $5,419,434 at September 30, 2019 and the reason for the significant change from March 31, 2019.
       You may contact Tony Watson at 202-551-3318 or Donna Di Silvio at 202-551-3202 if
you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameWilliam Yap                                  Sincerely,
Comapany Name8i Enterprises Acquisition Corp.
                                                               Division of
Corporation Finance
January 28, 2020 Page 4                                        Office of Trade
& Services
FirstName LastName